Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0001

Attention:	Timothy S. Levenberg
Division of Corporation Finance
Office of Energy & Transportation

July 15, 2020
Re:	DHT Holdings, Inc. Registration Statement on Form F-3 (Registration No. 333-239430)

Dear Timothy S. Levenberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), DHT Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F‑3 (Registration No. 333-239430), so that the Registration Statement may become effective under the Securities Act by 4:00 pm (Eastern time) on July 17, 2020, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Erik R. Tavzel at (212) 474-1796 or Stanley I. Onyeador at (212) 474-1580, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

DHT Holdings, Inc.

By:	/s/ Laila C. Halvorsen
	Name:	Laila C. Halvorsen
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

[Signature Page to Acceleration Request]